Exhibit 3.1
ARTICLES OF AMENDMENT
OF
NORTHRIM BANCORP, INC.

(File No. 72451-D)

August 21, 2025

Pursuant to the authority of Alaska Statutes 10.06.502-10.06.514, Northrim Bancorp, Inc. hereby submits the following Articles of Amendment:

1.The name of the Corporation is NORTHRIM BANCORP, INC.

2.The Articles of Incorporation were filed with the Alaska Department of Community and Economic Development, Division of Banking, Securities and Corporations and a Certificate of Incorporation was issued effective March 1, 2001. Amended and Restated Articles of Incorporation were filed and a Certificate of Amendment was issued effective December 12, 2001. Articles of Amendment to the Amended and Restated Articles of Incorporation were filed and a Certificate of Amendment was issued effective July 21, 2009 by the Alaska Department of Commerce, Community and Economic Development, Division of Corporations, Business and Professional Licensing.

3.Amendments Adopted:

(a)The first sentence of Section 5.1 of the Corporation’s Amended and Restated Articles of Incorporation, as amended, is amended and restated in its entirety to read as follows:

     Section 5.1. The aggregate number of shares which the Company shall have authority to issue is 42,500,000 shares of stock, consisting of 40,000,000 shares of common stock with a par value of $0.25 each and 2,500,000 shares of preferred stock with a par value of $1.00 each, and the Board of Directors is authorized to fix the number of shares in each series and the designation of each series.

(b)The following sentence shall be added after the first sentence of Section 5.1 of the Corporation’s Amended and Restated Articles of Incorporation, as amended, to read as follows:

Upon the filing and effectiveness of these Articles of Amendment (the “Effective Time”), each share of common stock issued and outstanding, and each share of unissued common stock, in each case as of immediately prior to the Effective Time, shall automatically, without further action on the part of the Corporation or any holder thereof, be subdivided and reclassified into four fully paid and nonassessable shares of common stock, reflecting a 4:1 forward stock split.

4.The foregoing amendments to the Amended and Restated Articles of Incorporation, as amended, were duly approved and adopted by the Corporation’s Board of Directors at a meeting

Exhibit 3.1
of the Corporation’s Board of Directors on August 21, 2025. The Corporation has only shares of common stock in one class outstanding and pursuant to Alaska Statute 10.06.504(a)(3)(C) the approval of the Corporation’s shareholders is not required in connection with the foregoing amendments.

5.These Articles of Amendment shall become effective at 2:01 p.m. Alaska Daylight Time on September 18, 2025.

     DATED this 21st day of August, 2025.

/s/ Michael G Huston	/s/ Stefan Saldanha

Michael G. Huston, President	Stefan Saldanha, Secretary